U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                                       SEC File Number 0-26947
                                                      CUSIP Number 09060V 10 94

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

                                 (Check One):

[ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q  [ ] Form N-SAR

    For Period Ended: March 31, 2008
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    Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
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Part I - Registrant Information
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Full Name of Registrant:  EPIC ENERGY RESOURCES, INC.

Former Name if Applicable:  N/A

Address of Principal Executive Office (Street and Number)

      1450 Lake Robbins Drive, Suite 160

City, State and Zip Code

      The Woodlands, TX 77380

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Part II - Rules 12b-25(b) and (c)
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    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, or transition report or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form l0-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III - Narrative
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    State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

    The Company did not complete its financial statements in sufficient time so as to allow the filing of the 10-Q report by May 15, 2008. As a result, additional time is needed to file the report.

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Part IV - Other Information
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(1) Name and telephone number of person to contact in regard to this notification

              William T. Hart              (303)              839-0061
            -------------------          --------         -------------------
                 (Name)                (Area Code)        (Telephone Number)

(2)      Have all other periodic reports
         required under Section 13 or 15(d)
         of the Securities Exchange Act of
         1934 during the preceding l2 months
         (or for such shorter period that
         the registrant was required to file
         such reports) been filed?  If answer
         is no, identify report(s).                      [X] Yes     [  ] No

    (3)  Is it anticipated that any significant
         change in results of operations from
         the corresponding period for the last
         fiscal year will be reflected by the
         earnings statements to be included
         in the subject report or portion thereof?       [X] Yes     [  ] No

         If so:  attach an explanation of the
         anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Explanation:

         The loss for the three months ended
         March 31, 2008 is expected to be larger
         than the loss for the three months ended
         March 31, 2007.


                           Epic Energy Resources, Inc.
                    ---------------------------------------
                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

May 15, 2008                      By:   /s/ Michael Kinney
                                        -----------------------------------
                                        Michael Kinney
                                        Principal  Financial  and  Accounting
                                            Officer

                                  ATTENTION

    Intentional   misstatements  or  omissions  of  fact  constitute   Federal
Criminal Violations (See 18 U.S.C. 1001).